Brian J. Kearns Chief Financial Officer 9000 State Road Philadelphia, PA 19136

September 19, 2008

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

I am providing you with this letter in response to your July 11, 2008 comment letter to Lannett Company.  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Brian J. Kearns

Brian J. Kearns

cc. Mark Brunhofer

Lannett Company, Inc.   9000 State Road   Philadelphia, PA 19136   phone 215-333-9000

Lannett Company, Inc.

July 11, 2008 SEC Comment Letter

Response as of September 3, 2008 – DRAFT

SEC Comment # 1a:

We acknowledge your response to our previous comment 1.  In Appendices A and B you provide comparative income statements and balance sheets, showing your financial statements as originally reported and as revised to reflect the hypothetical consolidation of Cody Labs under FIN 46R.  In order to assess the materiality of the differences between your reported and revised financial statements, please address the following additional comments:

a.               Please explain to us why you apparently concluded that there was no asset impairment under SFAS 144 (i.e. long-lived assets related to the Cody Labs manufacturing facility) under the hypothetical FIN 46R financial statements.  Please also tell us how the remedial efforts incurred by Cody Labs have been accounted for in the hypothetical FIN 46R financial statements.

Response:

Paragraph 18 of FIN 46R requires that “Except for enterprises under common control and assets and liabilities that are consolidated shortly after transfer from a primary beneficiary to a variable interest entity, the primary beneficiary of a variable interest entity shall initially measure the assets, liabilities, and noncontrolling interests of the newly consolidated entity at their fair values at the date the enterprise first becomes the primary beneficiary.”  Based on a review of the acquisition dates, depreciable lives and net book values of the long-lived assets of Cody Labs, we believe that the net book values of the long lived assets approximated their fair values at December 31, 2006 and March 31, 2007.   Based on original cost, approximately 70% of the assets at 12/31/2006 were placed in service during 2006 and 80% were placed in service since January 1, 2005.  In addition, more than 60% of the fixed assets at 12/31/2006 were leasehold improvements, 80% of which were placed in service during 2006.

Also, as explained in our earlier response, management believed at December 31, 2006 that the enterprise value of Cody Labs was significantly in excess of the fair value of the assets on the balance sheet and there was consequently no reason at that time to reduce the value of the long-lived assets.  Moreover, in connection with the hypothetical  application of FIN 46R to the consolidation of Cody Labs at December 31, 2006, we recorded goodwill of $5.6 million in the hypothetical balance sheets because (in accordance with paragraph 21 of FIN 46R), the combined fair value of the newly consolidated liabilities and noncontrolling interests exceeded the fair value of the newly consolidated identifiable assets.   Based on the valuation of the company that we prepared in connection with the acquisition of the Cody Labs, we continued to believe throughout our fiscal year 2007 that the carrying value of long-lived assets approximated the fair value of those assets.

The remediation efforts at Cody Labs were recorded as operating expenses as incurred on the income statement and capitalized where appropriate on the balance sheet for the limited amount of PP&E involved (mostly limited to wall partitions, HVAC, electrical and similar work).

SEC Comment # 1b:

b.              Please explain to us how the hypothetical revised income statements under FIN 46R reflect your 12.5% share of Cody Labs earnings or losses in each period.

Response:

Since a) Cody labs was incurring losses during all of the periods presented following the initial hypothetical consolidation under FIN 46R, and b) the hypothetical minority interest holder(1) was under no obligation to fund losses in excess of its equity interest in Cody Labs, the hypothetical consolidated financial statements include 100% of Cody’s losses subsequent to the date of the initial hypothetical consolidation  (October 1, 2006).  This is consistent with paragraph 15 of Accounting Research Bulletin No. 51, Consolidated Financial Statements which states that, “in the unusual case in which losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses.”

SEC Comment # 1c:

c.               Please explain to us why you have a minority interest asset reflected on your hypothetical revised balance sheets as we would expect to see a minority interest liability unless minority interest holders are obligated to fund prior period losses attributable to them.

Response:

We have re-examined the authoritative accounting guidance regarding minority interests in entities with negative equity.  In accordance with this guidance (see response to SEC Comment #1b above), we have revised our hypothetical financial statements to remove the minority interest asset from the balance sheet since the  minority interest shareholders were under no obligation to fund the losses of Cody Labs.

SEC Comment # 1d:

(1) For the purpose of these responses, the minority owners refer to those individuals who collectively held an 87.5% voting interest in Cody Labs, but who were not assumed to be the primary beneficiary in the hypothetical   FIN 46R consolidation.

d.              Given that you acquired the remaining 87.5% of Cody Labs during the quarter ended June 30, 2007, please explain to us why your “original” as reported balance sheet and hypothetical “revised” balance sheet as of June 30, 2007 are not the same and why they do not agree with your balance sheet as reported in your fiscal 2007 Form 10-K.

Response:

As indicated in the footnote to the hypothetical financial statements that were provided to you in our last responses on June 9, 2008, the “Original” June 30, 2007 financial statements excluded Cody Labs “stub” period from April 10, 2007.   In addition, the  “Original” as reported balance sheet inadvertently excluded some final tax entries that had been included in our financial statements in the fiscal 2007 Form 10-K.   The “Original” June 30, 2007 balance sheet included as part of this response has been revised to include the final tax entries and the results of Cody labs for the entire quarter.  The revised hypothetical balance sheet at June 30, 2007, however, does not agree with that which was included in our fiscal 2007 Form 10-K because the consolidated accumulated deficit includes the net losses of Cody Labs for the quarter ended December 31, 2006 and the quarter ended March 31, 2007.  This increase in the hypothetical accumulated deficit also would result in a reduction to the value of the fixed assets of Cody Labs that would be recorded in the purchase accounting as of April 10, 2007 compared to what was actually recorded.

SEC Comment # 1e:

e.               To the extent that the above comments result in adjustments to the financial statements you provided in Appendices A and B, please provide us your revised appendices.  In addition, please provide your historical and revised hypothetical financial statements as of and for the year ended June 30, 2006 and for each of the quarters in fiscal 2007.  Please provide your conclusion as to the materiality of any differences between each of these historical and hypothetical financial statements.

Response:

The adjusted hypothetical revised financial statements for the quarters ending December 31, 2006, March 31, 2007 and June 30, 2007 are attached in Appendices A and B.  We have not included financial statements for the year ended June 30, 2006 and for the first quarter of fiscal year 2007 because (consistent with our prior responses) for purposes of preparing the hypothetical financial statements, we have assumed that the consolidation requirements under the provisions of FIN 46R were first met during the quarter ended December 31, 2006.   Please note that as explained in our previous response dated April 18, 2008 we continue to believe we were not required to consolidate Cody Labs prior to our acquisition of the company on April

10, 2007 because it qualified for the business scope exception, but we have provided this analysis in order to evaluate whether such consolidation would have had a material impact on our financial statements.

Notwithstanding the differences between the original and the revised hypothetical financial statements presented in Appendicies A and B, we do not believe that it is probable that the consolidation of Cody Labs by Lannett beginning at October 1, 2006 would have changed or influenced the judgment of a reasonable person relying on either the revised hypothetical financial statements or the original financial statements reported in the Form 10-Qs and the Form 10-Ks for the following reasons:

a.               The full value of the loan to Cody Labs was disclosed in each of our 10-Qs and 10-Ks.

b.              Lannett’s only risk of loss was limited to the face amount of the note and  Lannett did not have any future obligation to fund Cody’s operations over and above the amounts that were loaned to it.

c.               Cash flows between the two organizations were not commingled.  Showing a consolidated cash flow statement would have been misleading.

  We believe that a restatement for the purpose of consolidating Cody Labs in accordance with the provisions of FIN 46R could make it more difficult for an investor to understand Lannett’s financial results due to the following reasons:

a.               As you can see by the hypothetical consolidations for the December 2006 and March 2007  quarters, the recognition of goodwill in the quarter ended December 31, 2006 is followed by its impairment in the next quarter.

b.              Since Cody Labs was not at least 80% owned by Lannett during the December 2006 and March 2007 quarters, it could not file a consolidated Federal income tax return.  Therefore, since Cody has only incurred losses since inception, the hypothetical consolidations show Lannett’s tax provisions not offset by any benefit from the Cody operations.  Had Lannett made the assumption that it could provide a benefit for the Cody losses, the hypothetical consolidation for the December 2007 quarter would have shown net income of $211,000 versus the net loss of $286,000.

Please keep in mind that Lannett’s board controls approximately 59% of the outstanding shares, and one strategic supplier owns another 4 million shares, which results in 73% of the Company’s shares being controlled by related parties.  All of the board members were informed about the Cody developments as they happened.

SEC Comment # 2:

We acknowledge your response to our previous comment 2a.  In your response, you indicate that two fundamental assumptions regarding the valuation of Cody Labs changed between December 31, 2006 and April 10, 2007 causing the decline in value from approximately $30 million to $4.4 million.  The first being additional remediation efforts that would be required to bring operating performance at Cody Labs up to your standards.  The second being your determination that receipt of the DEA importing license by Cody Labs would be unlikely.  On page 10 of your March 14, 2008 response to our initial comment 2b, you indicated that the Cody Labs’ enterprise value of approximately $30 million was supported by anticipated $3-$4 million cash flow per year at a 10 times multiple.  You also indicated that securing the pending DEA importing license could potentially add significant value to your acquisition of Cody Labs.  Please address the following comments:

a.               Please explain to us what additional/incremental remediation efforts were required at March 31, 2007 to bring Cody Labs operating performance up to your standards.  Please explain to us whether these incremental remediation efforts were completed by May 2007 when you recommenced production operations at Cody Labs.  Please quantify the incremental costs you anticipated at March 31, 2007 and explain to us where you addressed these requirements in your filed MD&As.  Please clarify whether any of these incremental remediation efforts remain incomplete through June 30, 2008.

Response:

Recommended remediation efforts at Cody Labs included but were not limited to addressing the gaps identified in previous on-site inspections and reviews between actual practices and current Good Manufacturing Practices (cGMP).  A large component of these efforts focused on validation and development of Standard Operating Procedures (SOPs), batch records, change control and document management.  It was recommended that documentation critical to the validation effort be more clearly compiled and organized and that training on validation protocol generation and execution along with quality control and quality assurance program development be comprehensive and complete.  These efforts required a minimal level of cGMP SOPs for operations start up and required additional effort and documentation for each added product or process involved in future planned operations.

Although Lannett Company provided consulting services to Cody Labs during the remediation period, Cody management was ultimately responsible for the execution of the remediation plan.  As completion deadlines passed, Cody continued to request additional funding from us, which reduced our confidence in their ability to execute the remediation action items on budget and on time.

As noted in the Form 10-K for Fiscal 2007, the remediation occurred between August 2006 and February 2007. The required remediation efforts were completed prior to the recommencing of manufacturing operations at Cody Labs in May 2007 for liquid products, although manufacturing of active pharmaceutical ingredients did not resume until April 2008 and that manufacturing was focused on one product in particular.

We are concerned that there may be some confusion regarding the nature of the remediation efforts and the ongoing operating losses associated with Cody Labs’ operating personnel during the scale up to resumed operations.  While Cody management had voluntarily made the decision to cease operations during the August 2006 - February 2007 remediation, additional validation and SOP work is required on an ongoing basis in order to add new products, even when operations are underway.  As such, additional work will continue to be required in the future as Cody Labs adds new products to its operations.  In addition, due to the requirement of government issued quotas (DEA quotas for schedule II products) and government approved change of vendors required for some products, there may be a time lag between the company’s ability to provide certain manufactured products and a customer’s ability to order and use such products.

As of June 30, 2008, the planned remediation at Cody Labs was complete, although additional validation and other related regulatory compliance work continues in a manner consistent with normal active pharmaceutical ingredient manufacturing facilities in general.  Such work is expected to continue in the future as Cody Labs executes on its strategy for growth.

During the remediation process and prior to our acquisition of Cody Labs, we did not specifically address the cost of the remediation efforts in the MD&A’s of our filings, because we did not have the detailed information at that time that would have allowed us to accurately estimate such costs.  In the MD&A in the Fiscal 2007 Form 10-K, however, we did address the general impact of the remediation process on Cody’s operations, stating that, “in 2006, Cody received an FDA warning letter, and stopped operations to remediate their facility.  This remediation occurred from the months of August 2006 through February 2007.  Upon completion of the remediation, Cody requested a future FDA inspection.”

SEC Comment # 2b:

b.              Please explain to us how your $4.4 million valuation at April 10, 2007 incorporates the anticipated $3-$4 million cash flow per year estimated at December 31, 2006.

Response:

As identified in our June 9, 2008 response letter “A third party valuation firm was engaged to assist us to develop a valuation of Cody Labs based on our revised cash flow forecasts and our expectations that it was improbable that the import license would be granted.  The resulting enterprise value of Cody Labs was $4.4 million, which was roughly equal to the fair value of Cody Labs’ net tangible assets.  This is the amount management determined to be the fair value of Cody Labs at the time of the acquisition.”  The significant downward revision to our estimate of the enterprise value was consistent with the continued near-term deteriorating financial outlook for Cody at that time and the high discount factor that we attached to the later years of our forecast as well as our growing concerns about our ability to obtain approval for the DEA import license.  Accordingly, the $4.4 million valuation at April 10, 2007 incorporates none of the previously anticipated $3-$4 million cash flow per year consistent with management’s assessment at that time that  Cody Labs was on the verge of insolvency and therefore was unlikely to generate the previously anticipated cash flow.

SEC Comment # 2c:

c.               Please clarify for us what consideration you gave to the receipt of the DEA importing license in your valuation of Cody Labs at December 31, 2006 as it appears that initially you indicated that its value was not included in your $30 million valuation at that date.  To the extent your December 31, 2006 and prior assessments of Cody Labs’ fair value included an estimate of the value of the DEA importing license, please explain to us how the DEA license value provided support for the collectibility of loans to Cody Labs, particularly considering that the DEA license was not issued.

Response:

The DEA importing license was not explicitly incorporated into the $30 million valuation of Cody Labs as of December 31, 2006.  The $30 million valuation of Cody Labs as of December 31, 2006 was based on a net present value of projected future cash flows of Cody Labs operations based on information available to us at that time.  The potential value of the pending DEA importing license gave management a higher level of confidence in its $30 million valuation, but it was not explicitly incorporated into our estimated valuation of Cody Labs at that time.

SEC Comment # 3:

In your response to our previous comment 2b you indicate that there was no clear external triggering event that led to your determination of the impairment of the loans to Cody Labs other than your assessment that Cody Labs was unable to secure additional capital for the required remediation and was therefore on the verge of insolvency and your lack of confidence regarding the granting of the DEA importing license.  Please clarify for us what occurred to cause you to believe that Cody Labs could not secure additional capital financing in or around March 2007.  In your response, please explain whether Cody Labs received funding from sources other than the $8.5 million you loaned them in April 2006 through March 2007.  In addition, please clarify why you were unable to identify the incremental remediation efforts needed prior to March 31, 2007 and why you continued to loan money to Cody Labs without an apparent clear understanding of the remediation efforts needed.

Response:

It was management’s view that Cody Labs would have been unable to obtain financing from other sources in or around March 2007 due to:

1.               the company’s continued operating losses;

2.               uncertainties regarding the outcome of remediation efforts;

3.               the significant outstanding loans from Lannett that were secured with all of Cody’s assets; and

4.               the uncertainty regarding the granting of the import license.

Cody Labs did not receive funding from any sources other than Lannett from April 2006 through March 2007.  The work required under the remediation plan was largely understood from an early stage but the specific details and  timeline continued to change after the development of the original plan due to  a number of external factors including the subsequent FDA review and communications.

Although we believed that the required remediation steps were clearly identified, the ability of the Cody management team to execute on the planned work was called into question as the project progressed.  Lannett concluded Cody management was not capable of independently executing the work required to properly grow the business to realize the future potential of the company.  It was at that time that Lanett decided to discontinue advances to Cody Labs and to actively try to acquire the company.

APPENDIX A

Lannett Consolidated Income Statement including Cody Labs (unaudited)

	Three months ended December 31, 2006		Three months ended March 31, 2007		Three months ended June 30, 2007
	ORIGINAL	REVISED	ORIGINAL	REVISED	ORIGINAL	REVISED

Net sales	$22,916,347	$22,916,347	$20,302,576	$20,302,576	$17,390,842	$17,390,842
Cost of sales	17,402,285	17,336,124	14,127,421	14,584,455	12,631,858	12,631,858
Amortization of intangible assets	446,166	446,166	446,166	446,166	446,166	446,166
Product Royalties	(57,524)	(57,524)	516,576	516,576	226,989	226,989

Gross profit	5,125,420	5,191,581	5,212,413	4,755,379	4,085,829	4,085,829

Research and development expenses	1,538,108	1,686,617	2,269,677	2,322,450	1,859,235	1,859,235
Selling, general, and administrative expenses	2,039,188	3,100,748	2,615,910	3,562,939	3,605,454	3,605,454
Loss on impairment of loan	—	—	7,775,890	—	—	—
Loss on impairment of goodwill	—	—	—	5,611,823	—	—
(Gain) loss on disposition of assets	—	—	—	—	(7,113)	(7,113)

Operating (loss) income	1,548,124	404,216	(7,449,064)	(6,741,833)	(1,371,747)	(1,371,747)

OTHER INCOME(EXPENSE):
Interest income	112,197	56,292	99,000	42,613	7,158	7,158
Interest expense	(68,369)	(109,427)	(76,102)	(120,005)	(59,909)	(59,909)
	43,828	(53,135)	22,898	(77,392)	(52,751)	(52,751)

(Loss) income before income tax (benefit)	1,591,952	351,081	(7,426,166)	(6,819,225)	(1,424,498)	(1,424,498)

Income tax (benefit) expense	636,781	636,781	(818,807)	(818,807)	402,713	402,713

(Loss) income before minority interest	955,171	(285,700)	(6,607,359)	(6,000,418)	(1,827,211)	(1,827,211)
Minority interest adjustment	—	—	—	—	—	—

Net income (loss)	$955,171	$(285,700)	$(6,607,359)	$(6,000,418)	$(1,827,211)	$(1,827,211)

Basic (loss) earnings per common share	$0.04	$(0.01)	$(0.27)	$(0.25)	$(0.08)	$(0.08)
Diluted (loss) earnings per common share	$0.04	$(0.01)	$(0.27)	$(0.25)	$(0.08)	$(0.08)

Basic weighted average number of shares	24,154,533	24,154,533	24,164,385	24,164,385	24,159,251	24,159,251
Diluted weighted average number of shares	24,222,515	24,154,533	24,164,385	24,164,385	24,159,251	24,159,251

APPENDIX B

Lannett Consolidated Balance Sheet including Cody Labs (unaudited)

	December 31, 2006		March 31, 2007		June 30, 2007
	ORIGINAL	REVISED	ORIGINAL	REVISED	ORIGINAL	REVISED
ASSETS
Current Assets
Cash	$2,006,530	$2,098,459	$4,316,849	$4,547,728	$5,192,341	$5,192,341
Trade accounts receivable	27,171,392	27,205,472	29,057,307	29,091,105	19,473,978	19,473,978
Inventories	8,933,026	9,686,767	12,411,532	12,708,333	14,518,484	14,518,484
Interest receivable	100,285	44,124	81,309	23,732	36,260	36,260
Prepaid taxes	2,195,782	2,195,782	2,846,023	2,846,023	3,193,685	3,193,685
Deferred tax assets - current portion	1,461,172	1,461,172	1,461,172	1,461,172	1,258,930	1,258,930
Other current assets	1,771,122	899,761	1,853,514	1,070,979	611,512	611,512
Total Current Assets	43,639,309	43,591,537	52,027,706	51,749,072	44,285,190	44,285,190

Property, plant, and equipment	31,015,842	38,519,367	31,854,565	39,675,897	39,260,689	38,626,759
Less accumulated depreciation	(10,344,231)	(10,365,774)	(11,007,325)	(11,155,490)	(11,817,528)	(11,817,528)
	20,671,611	28,153,593	20,847,240	28,520,407	27,443,161	26,809,231

Construction in progress	705,203	705,203	746,700	746,700	176,003	176,003
Investment securities - available for sale	3,771,518	3,771,518	3,780,094	3,780,094	3,320,632	3,320,632
Note Receivable	8,529,163	—	2,733,846	—	—	—
Intangible asset (product rights), net	12,938,835	12,938,835	12,492,668	12,492,668	12,046,502	12,046,502
Deferred tax assets	16,549,009	16,549,009	17,366,548	17,366,548	17,150,174	17,150,174
Goodwill	—	5,611,823	—	—	—	—
Other assets	240,746	249,408	231,832	268,735	234,438	234,438
TOTAL ASSETS	$107,045,394	$111,570,926	$110,226,634	$114,924,224	$104,656,100	$104,022,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts payable	$4,609,938	$7,180,874	$9,403,063	$11,450,286	7,013,985	$7,013,985
Accrued expenses	4,262,256	4,048,968	5,737,048	8,574,403	6,719,782	6,719,782
Deferred revenue	—	—	—	—	1,637,993	1,637,993
Unearned grant funds	500,000	500,000	500,000	500,000	500,000	500,000
Current portion of long term debt	591,775	591,775	597,287	597,287	692,119	692,119
Rebates and chargebacks payable	8,558,558	8,558,558	11,847,254	11,847,254	5,686,364	5,686,364
Total Current Liabilities	18,522,527	20,880,175	28,084,652	32,969,230	22,250,243	22,250,243

Long term debt, less current portion	7,349,491	10,742,963	7,193,145	10,586,148	8,987,846	8,987,846
					—
Deferred tax liabilities	2,545,734	2,545,734	2,545,734	2,545,734	3,202,835	3,202,835
Other long term liabilities	—	—	—	—	32,001	32,001
TOTAL LIABILITIES	28,417,752	34,168,872	37,823,531	46,101,112	34,472,925	34,472,925

SHAREHOLDERS’ EQUITY

Common stock	24,154	24,654	24,165	24,665	24,171	24,171
Additional paid-in capital	72,327,719	72,327,719	72,708,625	72,708,625	73,053,778	73,053,778
Retained earnings (accumulated deficit)	6,709,585	5,483,497	102,225	(3,478,266)	(2,472,621)	(3,106,551)
Accumulated other comprehensive income (loss)	(39,246)	(39,246)	(37,342)	(37,342)	(27,583)	(27,583)
	79,022,212	77,796,624	72,797,673	69,217,682	70,577,745	69,943,815

Less: Treasury stock at cost	(394,570)	(394,570)	(394,570)	(394,570)	(394,570)	(394,570)
TOTAL SHAREHOLDERS’ EQUITY	78,627,642	77,402,054	72,403,103	68,823,112	70,183,175	69,549,245
TOTAL LIAB. AND SHAREHOLDERS’ EQUITY	$107,045,394	$111,570,926	$110,226,634	$114,924,224	$104,656,100	$104,022,170